Exhibit 99.1

XOMA Completes Full Repayment of Goldman Sachs Loan

BERKELEY, Calif., September 24, 2009: XOMA Ltd. (NASDAQ: XOMA) today announced that it has fully repaid its loan from Goldman Sachs Specialty Holdings, Inc. Repayment of the loan discharged all of XOMA’s obligations to the lenders. The repayment resolves the uncertainty about the loan that arose from the sudden and unexpected withdrawal of RAPTIVA® from the market earlier this year, which triggered XOMA to begin to renegotiate the loan that was secured by royalties from RAPTIVA®, LUCENTIS® and CIMZIA®.

“We are pleased to have successfully concluded this matter. We have strengthened our financial condition by removing a burden on our balance sheet, eliminating interest costs and improving XOMA’s freedom to operate,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “Using the LUCENTIS® royalty buyout payment to help fund the loan repayment is non-dilutive to shareholders and removes potential uncertainties related to LUCENTIS’s® future. Eliminating the loan overhang will also strengthen our position in negotiating future collaborations, including our antibody technology collaborations and a corporate partnership for XOMA 052.”

XOMA repaid the entire $44.3 million in principal and interest on the loan with proceeds from:  a $25 million buyout by Genentech of XOMA’s royalty interest in LUCENTIS®; an equity offering of $12.3 million; the restricted cash account reserved for loan repayment containing $6.1 million; and $0.9 million from XOMA’s cash reserves. In addition, XOMA was required to pay a prepayment penalty of 6% of the loan balance, or $2.5 million, from its cash reserves.

“Based on estimated revenues and expenses and without including an anticipated corporate partnership for XOMA 052, we estimate our cash resources after full payment of the loan are sufficient to fund operations into the first quarter of 2010,” said Fred Kurland, XOMA’s Vice President, Finance and Chief Financial Officer. “As a result of the loan repayment, we have eliminated future interest charges that would have totaled $5.1 million in 2009, freed up the future flow of royalty income from CIMZIA® sales for use in funding company operations and avoided restructuring costs and future loan constraints.”

XOMA receives royalties from UCB, S.A. based on U.S. and Swiss sales of CIMZIA®, which is being launched in the U.S. for the treatment of rheumatoid arthritis and is approved for treatment of Crohn’s disease.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibodies designed to treat inflammatory, autoimmune, infectious and oncological diseases. The Company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA has multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA's technologies have contributed to the success of marketed antibody products, including LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration and CIMZIA® (certolizumab pegol) for rheumatoid arthritis and Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading, unmatched capabilities in antibody phage display and a unique collection of antibody display libraries, as well as XOMA's proprietary Targeted Affinity Enhancement technology for antibody humanization and bacterial cell expression and manufacturing technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses. XOMA recently signed a $6 million agreement with Arana Therapeutics subsidiary of Cephalon, Inc. (Nasdaq: CEPH) for a collaboration involving multiple proprietary XOMA antibody research and development technologies, including a new antibody phage display library, and a suite of integrated information and data management systems.

The company's integrated processes use proprietary informatics systems that:

 * Increase efficiencies for data management and analysis
 * Support rational data-driven decisions thus reducing costly errors
 * Increase capacity for multiple antibody programs with limited resources
 * Accelerate product development and
 * Support intellectual property filings.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure and a team of approximately 190 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

Forward-looking Statements

Certain statements contained herein concerning the sufficiency of our cash resources or product development or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, the period for which our cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated, if anticipated revenues or cost-sharing arrangements do not materialize, or if funds are not otherwise available on acceptable terms.  These and other risks, including the declining and generally unstable nature of current economic conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

The XOMA Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5960

SOURCE: XOMA Ltd.

CONTACT:  XOMA, Ltd.
Company and Investor Contact:
Carol DeGuzman
Office: 510-204-7270
Mobile: 510 717 4642
deguzman@xoma.com

Porter Novelli Life Sciences
Media Contact:
Carolyn Hawley
619-849-5375
chawley@pnlifesciences.com